NEW CENTURY PORTFOLIOS
                          40 WILLIAM STREET, SUITE 100
                               WELLESLEY, MA 02481


July 8, 2005

VIA EDGAR TRANSMISSION
----------------------

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

     RE:     NEW CENTURY PORTFOLIOS
             SEC FILE NOS. 33-24041/811-5646
             -------------------------------

Ladies and Gentlemen:

     On June 24, 2005, New Century Portfolios (the "Trust"), filed preliminary proxy materials pursuant to paragraph (a) of Rule 20a-1 under the Investment Company Act of 1940, as amended (the "1940 Act") and pursuant to the requirements of Rule 14a-6(a) under the Securities Exchange Act of 1934. These proxy materials were filed in connection with a Special Meeting of Shareholders to be held on August 17, 2005 (the "Special Meeting"). The proxy materials will first be sent to shareholders on or about July 8, 2005.

     The Portfolios of the Trust are the: New Century Capital Portfolio, New Century Balanced Portfolio, New Century Aggressive Portfolio, New Century International Portfolio and New Century Alternative Strategies Portfolio.

     At the Special Meeting, shareholders will be asked to approve or disapprove separate new investment advisory agreements between the Trust, on behalf of each Portfolio, and Weston Financial Group, Inc. ("Weston"), the Trust's current investment adviser. These new investment advisory agreements are being submitted to the Trust in connection with a proposed change in control at Weston. The new investment advisory agreements have substantially the same terms and conditions, including the provisions for fees, as the Trust's current investment advisory agreements. The Trust also may transact such other business as may properly come before the Special Meeting or any adjournment thereof.

     On July 1, 2005, John M. Ganley from the Division of Investment Management at the U.S. Securities and Exchange Commission (the "Commission") spoke with the Trust's outside counsel, Terrance James Reilly of Greenberg Traurig, LLP, concerning the preliminary proxy materials. The following responds to Mr. Ganley's comments to the preliminary proxy materials, as discussed in the telephone call of July 1, 2005. The Commission's comments are in italics and the Trust's response follows below.

U.S. Securities and Exchange Commission
July 8, 2005
Page 2

1. THE COMMISSION REQUESTED THAT THE TRUST CLARIFY THE PARAGRAPH FOUND ON PAGE 12 CONCERNING WESTON'S COMPLIANCE WITH SECTION 15(F) OF THE 1940 ACT BY ADDING THE REQUIREMENTS OF SECTION 15(F) AND THE POSSIBLE CONSEQUENCES IF WESTON WERE UNABLE TO RELY UPON THE SAFE HARBOR PROVISIONS OF SUCH SECTION.

     The Trust has amended the disclosure. It now reads:

          ^SECTION 15(F) OF THE 1940 ACT PERMITS AN INVESTMENT ADVISER TO AN INVESTMENT COMPANY TO RETAIN ANY PROFIT FROM THE SALE OF ITS POSITION AS AN ADVISER IF: (I) FOR THREE YEARS THEREAFTER AT LEAST 75% OF THE TRUSTEES OF THE INVESTMENT COMPANY ARE NOT "INTERESTED PERSONS" (AS THAT TERM IS DEFINED IN THE 1940 ACT) OF THE OUTGOING OR INCOMING INVESTMENT ADVISER; AND (II) THERE IS NOT IMPOSED AN "UNFAIR BURDEN" (AS THAT TERM IS USED IN THE 1940 ACT) ON SUCH INVESTMENT COMPANY AS A RESULT OF SUCH TRANSACTIONS OR ANY EXPRESS OR IMPLIED TERMS, CONDITIONS, OR UNDERSTANDINGS APPLICABLE THERETO. THIS IS REFERRED TO AS A "SAFE HARBOR" PROVISION. IN AN EFFORT TO RELY UPON THE PROVISIONS OF SECTION 15(F) OF THE 1940 ACT, ONE OF THE
     PROVISIONS OF THE AGREEMENT BETWEEN WESTON AND WASHINGTON TRUST WITH RESPECT TO THE TRANSACTION PROVIDES THAT: (i) for a period of three years after the closing date of the Transaction, Washington Trust shall not cause, and shall use all commercially reasonable efforts not to permit, any "interested person" (as that term is defined in the 1940 Act) of Washington Trust or Weston to become, or to continue as, a member of the Board of Trustees, unless, taking into account that "interested person," at least 75% of the members of the Board of Trustees are not "interested persons" (as that term is defined in the 1940 Act) of Washington Trust or Weston; and (ii) Washington Trust shall not engage in or cause, and shall use all commercially reasonable efforts to prevent any person directly or indirectly controlling, controlled by, or under common control with Washington Trust from engaging in or causing, any act, practice or arrangement that, as a result of the transactions contemplated by this Agreement or any express or implied terms, conditions or understandings applicable thereto, imposes an "unfair burden" (as that term is used in the 1940 Act) on any of the Portfolios within the meaning of Section 15(f) of the 1940 Act. IF THE REQUIREMENTS OF THE "SAFE HARBOR" ARE NOT MET FOR THE REQUISITE PERIODS, THEN WESTON MAY BE UNABLE TO RELY UPON THE SAFE HARBOR TO SHELTER ANY PROFITS DERIVED FROM THE TRANSFER OF CONTROL OF WESTON TO WASHINGTON TRUST.

2. IN THE SECTION OF THE PROXY MATERIALS ENTITLED "TRUSTEES' CONSIDERATIONS AND RECOMMENDATIONS" FOUND ON PAGES 12 AND 13, THE COMMISSION ASKED FOR ADDITIONAL DISCLOSURE CONCERNING THE BOARD'S FINDINGS WITH RESPECT TO THE FEES PAID BY EACH PORTFOLIO IN COMPARISON TO OTHER, SIMILAR FUNDS WITHIN THE INDUSTRY.

     The Trust has amended the disclosure. It now reads:

U.S. Securities and Exchange Commission
July 8, 2005
Page 3

     In addition, the TRUSTEES WERE ADVISED THAT THE INVESTMENT ADVISORY FEE CHARGED BY THE ALTERNATIVE STRATEGIES PORTFOLIO WAS COMPARABLE TO THE INVESTMENT ADVISORY FEES CHARGED BY OTHER SIMILAR FUNDS WITHIN THE INDUSTRY AND THAT THE INVESTMENT ADVISORY FEES CHARGED BY THE OTHER PORTFOLIOS WERE HIGHER THAN OTHER SIMILAR FUNDS WITHIN THE INDUSTRY; HOWEVER, THE CAPITAL, BALANCED, AGGRESSIVE AND INTERNATIONAL PORTFOLIOS DID OFFER A BREAKPOINT FOR ASSETS IN EXCESS OF $100 MILLION THAT COULD LOWER THE INVESTMENT ADVISORY FEES.

3. IN THE SECTION OF THE PROXY MATERIALS ENTITLED "TRUSTEES' CONSIDERATIONS AND RECOMMENDATIONS" FOUND ON PAGES 12 AND 13, THE COMMISSION ASKED FOR ADDITIONAL DISCLOSURE CONCERNING THE BOARD'S FINDINGS WITH RESPECT TO THE PERFORMANCE OF EACH PORTFOLIO IN COMPARISON TO ITS BENCHMARK.

     The Trust has amended the disclosure. It now reads:

     The trustees noted that FOR THE YEAR-TO-DATE PERIOD ENDED MAY 31, 2005, THE AGGRESSIVE AND INTERNATIONAL PORTFOLIOS HAD EACH OUTPERFORMED THEIR RESPECTIVE BENCHMARKS AND THAT THE CAPITAL, BALANCED AND THE ALTERNATIVE STRATEGIES PORTFOLIOS HAD EACH SLIGHTLY UNDERPERFORMED THEIR RESPECTIVE BENCHMARKS. IN GENERAL, THE TRUSTEES NOTED THAT The Portfolios had been performing competitively in the industry and were pleased with their results.

4. IN THE SECTION OF THE PROXY MATERIALS ENTITLED "TRUSTEES' CONSIDERATIONS AND RECOMMENDATIONS" FOUND ON PAGES 12 AND 13, THE COMMISSION ASKED WHETHER OR NOT THE TRUSTEES HAD CONSIDERED THE EXTENT TO WHICH ECONOMIES OF SCALE WOULD BE REALIZED AS THE PORTFOLIOS GROW, AND WHETHER THE FEE LEVELS REFLECT THESE ECONOMIES OF SCALE FOR THE BENEFIT OF THE PORTFOLIOS'. IF THIS FACTOR WAS NOT RELEVANT TO THE BOARD'S EVALUATION, NOTE THIS FACT AND DESCRIBE WHY SUCH FACTOR WAS NOT DEEMED RELEVANT.

     See the reply to Item No. 5 (below).

5. IN THE SECTION OF THE PROXY MATERIALS ENTITLED "TRUSTEES' CONSIDERATIONS AND RECOMMENDATIONS" FOUND ON PAGES 12 AND 13, THE COMMISSION ASKED WHETHER THE BOARD RELIED UPON COMPARISONS OF THE SERVICES TO BE RENDERED AND THE AMOUNTS TO BE PAID UNDER THE CONTRACT WITH THOSE UNDER OTHER INVESTMENT ADVISORY CONTRACTS, SUCH AS CONTRACTS OF THE SAME AND OTHER INVESTMENT
     ADVISERS WITH OTHER REGISTERED INVESTMENT COMPANIES OR OTHER TYPES OF CLIENTS (E.G., PENSION FUNDS AND OTHER INSTITUTIONAL INVESTORS). IF THIS FACTOR WAS NOT RELEVANT TO THE BOARD'S EVALUATION, NOTE THIS FACT AND DESCRIBE WHY SUCH FACTOR WAS NOT DEEMED RELEVANT.

     The Trust has added the following disclosure which applies to both Items Nos. 4 and 5:

U.S. Securities and Exchange Commission
July 8, 2005
Page 4

          IN THEIR DELIBERATIONS, THE TRUSTEES DID NOT CONSIDER THE EXTENT TO WHICH ECONOMIES OF SCALE WOULD BE REALIZED AS A PORTFOLIO GROWS, NOR DID THEY RELY UPON COMPARISONS OF THE SERVICES TO BE RENDERED AND THE AMOUNTS TO BE PAID UNDER THE CONTRACT WITH THOSE UNDER OTHER INVESTMENT ADVISORY CONTRACTS, SUCH AS CONTRACTS OF THE SAME AND OTHER INVESTMENT ADVISERS WITH OTHER REGISTERED INVESTMENT COMPANIES OR OTHER TYPES OF CLIENTS (E.G., PENSION FUNDS AND OTHER INSTITUTIONAL INVESTORS). THESE FACTORS WERE CONSIDERED NOT TO BE RELEVANT IN THIS SITUATION WHERE THE TRUSTEES WERE TRYING TO APPROVE NEW AGREEMENTS ON SUBSTANTIALLY THE SAME TERMS AND CONDITIONS AS THE CURRENT ADVISORY AGREEMENTS. SUCH FACTORS WOULD BE RELEVANT TO CONSIDERING AND APPROVING NEW INVESTMENT ADVISORY AGREEMENTS WITH OTHER INVESTMENT ADVISORY ENTITIES.

6.   ADD THE APPROPRIATE "TANDY" REPRESENTATIONS.

     In responding to the Commission's comments, please note that the Trust hereby acknowledges and represents:

          o The Trust is responsible for the adequacy and accuracy of the disclosure in these proxy materials;
          o Staff comments or changes to disclosure in response to staff comments in these proxy materials, which was reviewed by the staff, does not foreclose the Commission from taking any action with respect to these proxy materials; and
          o The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Questions concerning this letter may be directed to the Trust's counsel, Terrance James Reilly at (215) 988-7815, or in his absence, Steven M. Felsenstein at (215) 988-7837.

                                                     Very truly yours,

                                                     /s/ Nicole M. Tremblay
                                                     Nicole M. Tremblay

cc:     Steven M. Felsenstein
        Jackson B. R. Galloway
        John M. Ganley
        Wayne M. Grzecki
        Terrance James Reilly